September 19, 2008

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jennifer Fugario

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation

Form 10-K for Fiscal Year Ended December 31, 2007 filed March 17, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008 filed August 11, 2008

File No. 001-33935

Dear Ms. Fugario:

In response to your letter of September 17, 2008, we have provided our response to your comments as detailed below.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements

Note 7. Capital Stock

Preferred Stock, page 45

1.

Your response to prior comment number 5 indicates that the fair value of the embedded derivative instrument is insignificant and immaterial to the financial statements at the time of issuance and throughout the life of the derivative.  Please confirm that you intend to reassess the fair value of the embedded derivative at each balance sheet date pursuant to paragraph 17 of SFAS 133.

Ms. Jennifer Fugario

September 19, 2008

We will reassess the fair value of the embedded derivative at each balance sheet date pursuant to paragraph 17 of SFAS 133.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Unaudited Consolidated Statement of Operations, page 5

2.

We note the changes you made to the prior year presentation of product and service revenues and the related costs in response to prior comment number 4.  Please confirm that your future filings will include detailed disclosures regarding the impact of this change on your statements of operations.

Our future filings will include a footnote disclosing the changes made in the presentation of our statement of operations.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer